1. Name and Address of Reporting Person
   Buenrostro, Jose de Jesus
   14901 S. Orange Blossom Trail
   Orlando, FL 32837-
2. Date of Event Requiring Statement (Month/Day/Year)
   01/16/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Tupperware Corporation (TUP)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President, Tupperware Latin Am
6. If Amendment, Date of Original (Month/Day/Year)
   01/23/2003
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                22000                  D
Common Stock                                3824 <F1>              I                By 401(k) Plan

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option             10/26/2007 10/25/2010 Common Stock            44000     $15.94     D
Stock Option             11/06/2003 11/05/2012 Common Stock            16000     $16.23     D
                         <F2>
Stock Option             11/14/2003 11/13/2010 Common Stock            18000     $18.56     D
Stock Option             11/11/2002 11/10/2009 Common Stock            18000     $18.75     D
Stock Option             11/13/2002 11/11/2008 Common Stock            13750     $19.2      D
                         <F3>
Stock Option             09/25/2004 09/24/2011 Common Stock            15000     $20.65     D
Stock Option             11/11/2000 11/10/2007 Common Stock            5000      $24.25     D
Stock Option             11/02/1996 11/02/2003 Common Stock            1893      $28.5672   D
Stock Option             11/01/1997 10/31/2004 Common Stock            3110      $33.0197   D
Stock Option             10/31/1998 10/30/2005 Common Stock            3650      $34.2797   D
Stock Option             10/31/1998 10/30/2005 Common Stock            676       $34.2797   D
Stock Option             05/20/1999 05/19/2006 Common Stock            3300      $42.25     D

Explanation of Responses:

<F1>
Correction: Amount initially reported was in units rather than in shares.
<F2>
The option vests in three equal annual installments beginning on November 6, 2003.
<F3>
One-half of option (6,875 shares) becomes exercisable on November 13, 2003.

SIGNATURE OF REPORTING PERSON
/s/ Jose de Jesus Buenrostro

DATE
03/31/2003